

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 5, 2008

Mr. R. Don Morris
President
Bullion Monarch Mining Inc.
299 East 950 South
Orem, Utah 84058

>   **Re: Bullion Monarch Mining, Inc.**
>   **Form 10-KSB/A for Fiscal Year Ended April 30, 2007**
>   **Filed September 20, 2007**
>   **Form 10-QSB for Fiscal Quarter Ended January 31, 2008**
>   **Filed March 17, 2008**
>   **File No. 1-03896**

Dear Mr. Morris:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exchange Act Reports

1.   We note that you have not filed certain periodic Exchange Act reports. For example, we note that no such filings were made for the periods ended April 30, 1997 through January 31, 2006. We note your relate disclosure on page 5. It appears that you need to file each of these reports.

2.   Please explain why you have filed the following twice:

       Form 10-KSB for the period ended April 30, 1996
       Form 10-Q for each of the period ended January 31, 1996
       Form 10-Q for each of the period ended July 31, 1996, and,
       Form 10-Q for each of the period ended October 31, 1996

Introduction, page 4

3.   Please indicate when Bullion Monarch Mining, Inc was organized.

4.   Please explain to us in detail how you accounted for the 1999 administrative dissolution of Bullion Monarch Mining, Inc. Additionally, address how you accounted for the March 31, 2005 reorganization that was subject to the fairness hearing that was approved on September 27, 2006.

5.   Please explain why you have incorporated information by reference. Refer to the instructions to this item and Form 10-KSB.

Form 10-KSB/A for Fiscal Year Ended April 30, 2007

Recent Sales of Unregistered Securities, page 20

6.   We note certain accrued officer compensation was settled with the issuance of shares. Please tell us and disclose how you determined the fair value of the shares issued to satisfy these and other obligations.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

7.   Please provide an accounting policy disclosure for stock based compensation.

(c) Cash, page 28

8.   We note that your cash equivalents include highly liquid debt instruments. Please clarify for us and in your document the nature of the instruments.

(e) Revenue Recognition., page 29

9.   Please clarify, if true, that your accounting policy refers to the recognition of royalty income. Additionally, expand your disclosure the contract terms and how you consider them when recognizing revenue.

10.   We note that you recognize revenue when precious metals are mined. Please compare and contrast this to your accounting policy for royalty receivables which indicates that they receivables are recorded when "ore deposits have been mined and sold on the market."

Property and Equipment, Mining Properties, Mineral Leases

Exploration and Development Costs, page 30

11.   We note your disclosure that indicates you expense exploration costs unless proven and probable reserves exist. Please note that under U.S. GAAP, exploration costs should be expensed as incurred, regardless of a property's stage of development. This includes costs to identify new mineral resources and costs to upgrade existing resources to reserves at development or production stage properties. Please modify your policy accordingly.

Mining Properties, page 31

12.   We note your accounting policy indicates that "costs of acquiring properties … are expensed as incurred unless proven and probable reserves exist and the property is commercially mineable" Please compare and contrast your capitalization policy and asset impairment accounting policy with EITF 04-2 and SFAS 144, respectively. We may have further comments.

Note 6 – Non-controlling Interest, page 34

13.   Please explain how you determined the fair value of the shares of EnShale issued to your officers as compensation. Additionally, we note that your ownership in EnShale decreased from 100% to 60%. Please expand your disclosure to explain how you accounted for this proportionate change in your ownership. Refer to SAB Topic 5:J.

Note 8 – Mining Properties and Mineral Leases, page 35

14.   Please explain why your policy is to amortize your investment in mining
        properties on a straight-line basis. Please refer to the guidance found in EITF 04-
        2. To the extent your properties should enter the production stage, please explain
        why you believe an amortization policy other than the units of production method
        is appropriate for your circumstances.

15.   We note that you have recorded various leases using a discount rate of three
        percent. Please tell us why you have recorded the leases on a discounted basis.

Form 10-QSB, filed March 17, 2008

Consolidated Statements of Cash Flows, page 6

16.   Please explain why you have classified the purchase of mineral leases as a
        financing activity. We note that as of April 30, 2007 these cash flows were
        classified as investing activities.

Engineering Comments

17.   We note that you refer to or use the terms such as potential mineralization, drill
        indicated resources, measured, indicated, or inferred resources on your website
        and that of your subsidiary enshale. As you may know, for U.S. reporting
        purposes, measures of mineral reserves must be consistent with the definitions set
        forth in Industry Guide 7. These generally differ from measurement systems that
        guide the estimation of resources. If you continue to make references on your
        web site to reserve measures other than those recognized by the SEC, please
        accompany such disclosure with the following cautionary language:

                "Cautionary Note to U.S. Investors - The United States Securities and
                Exchange Commission limits disclosure for U.S. reporting purposes to
                mineral deposits that a company can economically and legally extract or
                produce. We use certain terms on this web site, such as "reserves,"
                "resources," "geologic resources," "proven," "probable," "measured,"
                "indicated," or "inferred," which may not be consistent with the reserve
                definitions established by the SEC. U.S. investors are urged to consider
                closely the disclosure in our Form 10-KSB. You can review and obtain
                copies of these filings from the SEC's website at
                http://www.sec.gov/edgar.shtml."

        Please indicate the location of this disclaimer in your response.

18.   We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> *"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."*

Please indicate the location of this disclaimer in your response.

Business, Page 10

19.   Please disclose the reserves associated with your properties, in particular the property referred to as the Leesville Mine.

Business, Page 11

20.   We note you disclose a resource estimate for your oil shale leases quantifying shale oil in barrels. Regulation S-K, Item 102, specifically prohibits the use of terms other than "proven" and "probable" for mining or "proved" for oil and gas when referring to reserve estimates in documents filed with the Commission. Please remove this reference and quantities from your filing.

21.   On a related point, please expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

22. Please discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose, if true, that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

General Mining and Oil Share Environmental Requirements, page 16

23. Please explain how Plum Mining Company and Gold Springs Placer Project relate to your company and/or properties.

<u>Description of property, page 17</u>

24. Please disclose the following information for each of your properties:

- The nature your company's ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements.

- The basis and duration of your mineral rights, surface rights, claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The number, type, and area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

25.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

26.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief